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                                                Filed pursuant to rule 424(b)(4)
                                                      Registration No. 333-47560
PROSPECTUS

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                                 234,115 Shares

                                   [AXT LOGO]

                                  Common Stock

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This prospectus relates to the public offering, which is not being underwritten, of shares of the common stock of AXT, Inc. The shares of AXT common stock may be offered by any of the selling stockholders named in this prospectus. We will receive no part of the proceeds of any sales made under this prospectus. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders. None of the shares offered by this prospectus have been registered prior to the filing of the registration statement of which this prospectus is a part.

The common stock offered in this prospectus may be offered and sold by the selling stockholders directly or through broker-dealers or underwriters acting solely as agents. In addition, the broker-dealers and underwriters may acquire the common stock as principals. The distribution of the common stock may be effected in one or more transactions. These transactions may take place through the Nasdaq National Market, privately negotiated transactions, underwritten public offerings, or a combination of any such methods of sale. These transactions may be made at market prices prevailing at the time of sale, prices related to such prevailing market prices or negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with these sales.

The shares of AXT are included for quotation in the Nasdaq National Market under the symbol "AXTI." On October 18, 2000 the reported last sale price of AXT's common stock in the Nasdaq National Market was $24.50 per share.

SEE "RISK FACTORS" ON PAGES 4 TO 13 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF AXT.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

October 19, 2000
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                               TABLE OF CONTENTS

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
AXT................................    1
Where You Can Find More
  Information......................    2
Information Incorporated By
  Reference........................    2
Forward-Looking Statements.........    3
Risk Factors.......................    4
Use of Proceeds....................   14

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
Selling Stockholders...............   14
Plan of Distribution...............   15
Legal Matters......................   15
Experts............................   15
Index to Consolidated Financial
  Statements.......................  F-1

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     American Xtal Technology, AXT, the AXT logo, Laserlyte, Opti, Lyte
Optronics, Safe Escape and Minibrite are all trademarks of AXT, Inc. This prospectus contains trademarks of other companies.

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     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any other date other than the date on the front cover of this prospectus.

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                                      AXT

     We design, develop, manufacture and distribute high-performance compound semiconductor substrates, as well as opto-electronic semiconductor devices, such as high-brightness light emitting diodes, or HB LEDs, and vertical cavity surface emitting lasers, or VCSELs. Our substrate products are used primarily in fiber optic communications, wireless communications and lighting display applications. We believe our proprietary vertical gradient freeze, or VGF, technique for manufacturing compound semiconductor substrates provides significant benefits over traditional methods and has enabled us to become a leading manufacturer of compound semiconductor substrates. We pioneered the commercial use of VGF technology to manufacture gallium arsenide, or GaAs, substrates and have used VGF technology to manufacture substrates from other materials, such as indium phosphide, or InP, and germanium, or Ge. Customers for our substrates include Agilent Technologies, Alpha Industries, EMCORE, Nortel Networks, RF Micro Devices, SDL and Sumitomo Chemical. Our acquisition of Lyte Optronics provided us with expertise in epitaxial processes for manufacturing opto-electronic semiconductor devices. We have used these capabilities to make blue, green and cyan HB LEDs and VCSELs. Our opto-electronic semiconductor devices are used in a wide range of applications, such as solid-state lighting and fiber optic communications. We have recently undertaken an initiative to significantly expand our substrate and device manufacturing capacity and to reduce the overall cost structure of our manufacturing operations.

     The semiconductor industry is experiencing rapid technological changes. These changes are driven primarily by increased transmission and storage of voice, video and data over communications networks and the Internet. This growth has generated increased demand for devices to send, receive and display information, as well as new wireless and wireline networks used to transmit information. This increased demand has created a growing need for power efficient, high-performance electronic systems that operate at very high frequencies and can be produced cost-effectively in high volumes. To address these demands, semiconductor device manufacturers are increasingly using compound semiconductor substrates, such as GaAs and InP, to improve the performance of semiconductor devices and to enable new applications.

     Our strategy is to strengthen our position as a leading developer and supplier of high-performance compound semiconductor substrates and to develop a leading position in the market for opto-electronic semiconductor devices by:

     - expanding our GaAs substrate manufacturing capacity and decreasing our manufacturing cost structure;

     - strengthening our position in the InP substrate market;

     - advancing our VGF technology leadership;

     - enhancing our opto-electronic semiconductor devices; and

     - leveraging existing customer relationships.

     We were incorporated in California in December 1986 and reincorporated in Delaware in May 1998. We changed our name from American Xtal Technology, Inc. to AXT, Inc. in July 2000. Our principal executive offices are located at 4281 Technology Drive, Fremont, California 94538, and our telephone number is (510) 683-5900.

RECENT EVENTS

     In September, 2000, we completed a public offering of 2,530,000 shares of our common stock, including 330,000 shares from the exercise of the underwriters' over-allotment option. Of these shares, 2,510,000 shares were sold by us and 20,000 shares were sold by a selling stockholder. The public offering price was $34.25 per share for total proceeds to AXT of $80.8 million after payment of underwriting discounts and commissions and estimated offering expenses. The proceeds of the offering will be used for general corporate purposes, including working capital and capital expenditures for our manufacturing expansion, and to repay approximately $10 million of indebtedness under our revolving line of credit.

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                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement. For further information with respect to us and our common stock, please refer to the registration statement and the exhibits and schedules filed with it. You may read and copy any document which we file with the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, or in New York, New York and Chicago, Illinois.

     We are also subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. We file reports, proxy statements and other information with the SEC to comply with the Exchange Act. These reports, proxy statements and other information can be inspected and copied on the Internet at http://www.sec.gov; at the SEC's regional offices at:
Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 to obtain information regarding the operation of the Public Reference Room. Reports, proxy statements and other information concerning our company also may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Any information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC. This registration statement incorporates by reference the documents listed below that we have previously filed with the Securities and Exchange Commission. They contain important information about us and our financial condition.

     The following documents filed with the SEC are incorporated by reference into this prospectus:

     - our Annual Report on Form 10-K for the year ended December 31, 1999;

     - our Definitive Proxy Statement relating to the Annual Meeting of Stockholders held June 7, 2000.

     - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000; and

     - the description of our common stock contained in Item 1 of our Form 8-A filed with the SEC on April 24, 1998.

     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference in this prospectus. Such documents shall be considered to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for all purposes of this prospectus and the registration statement to the extent that a statement contained in this prospectus, in any document incorporated by reference or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

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     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered a copy of any and all of the documents referred to above which have been or may be incorporated in this prospectus by reference and were not delivered with this prospectus. We will not deliver exhibits to such documents, unless such exhibits are specifically incorporated by reference. We will provide this information upon written or oral request by a person to whom we delivered a copy of the prospectus. Requests for such copies should be directed to our principal executive offices located at 4281 Technology Drive, Fremont, California 94538,
Attention: Secretary. Our general telephone number is (510) 683-5900.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us, including among other things:

     - general economic and business conditions, both nationally and internationally;

     - our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

     - anticipated trends in our business;

     - existing and future regulations affecting our business; and

     - other risk factors set forth under "Risk Factors" in this prospectus.

     In addition, in this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "could," "plan" and similar expressions, as they relate to us, our business or our management, are intended to identify forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

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                                  RISK FACTORS

     You should carefully consider the risks described below, in addition to the other information in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, financial condition and operating results as well as adversely affect the value of an investment in our common stock.

     RISKS RELATED TO OUR BUSINESS

     UNPREDICTABLE FLUCTUATIONS IN OUR OPERATING RESULTS COULD DISAPPOINT ANALYSTS OR OUR INVESTORS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

     We may not be able to sustain our historical growth rate, and we may experience significant fluctuations in our revenue and earnings in the future. Our quarterly and annual revenue and operating results have varied significantly in the past and may vary significantly in the future due to a number of factors, including:

     - fluctuations in demand for our products;

     - expansion of our manufacturing capacity;

     - expansion of our operations in China;

     - limited availability and increased cost of raw materials;

     - integration of Lyte Optronics and its business, operations and facilities with our operations;

     - the volume and timing of orders from our customers;

     - fluctuation of our manufacturing yields;

     - decreases in the prices of our competitors' products;

     - costs incurred in connection with any future acquisitions of businesses or technologies;

     - increases in our expenses, including expenses for research and development; and

     - our ability to develop, manufacture and deliver high quality products in a timely and cost-effective manner.

     Due to these factors, we believe that period-to-period comparisons of our operating results may not be a meaningful indicator of our future performance. It is possible that in some future quarter, our operating results may be below the expectations of securities analysts or investors. If this occurs, the price of our common stock would likely decline.

     IF WE FAIL TO EXPAND OUR MANUFACTURING CAPACITY, WE MAY NOT BE ABLE TO MEET DEMAND FOR OUR PRODUCTS, LOWER OUR COSTS OR INCREASE REVENUE.

     In order to increase production, we must build new facilities, expand our existing facilities and purchase additional manufacturing equipment. If we do not expand our manufacturing capacity, we will be unable to increase production, adversely impacting our ability to reduce unit costs, margins and improve our operating results.

     We are currently constructing additional capacity and facilities in California and China. Our expansion activities subject us to a number of risks, including:

     - unforeseen environmental or engineering problems;

     - unavailability or late delivery of production equipment;

     - delays in completing new facilities;

     - delays in bringing production equipment on-line;

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     - work stoppages or delays;

     - unanticipated cost increases; and

     - restrictions imposed by requirements of local, state or federal regulatory agencies.

     If any of these risks occurs, construction may be costlier than anticipated and completion could be delayed, which could hurt our ability to expand capacity and increase our sales. In addition, if we experience delays in expanding our manufacturing capacity, we might not be able to timely meet customer requirements, and we could lose future sales. We are also making substantial investments in equipment and facilities as part of our capacity expansion. To offset the additional fixed operating expenses, we must increase our revenue by increasing production and improving yields. If demand for our products does not grow or if our yields do not improve as anticipated, we may be unable to offset these costs against increased revenue, which would adversely impact our operating results.

     WE HAVE LIMITED EXPERIENCE WITH SOME OF OUR NEW PRODUCTS, AND WE MAY NOT BE ABLE TO ACHIEVE ANTICIPATED SALES OF THESE PRODUCTS.

     To date, we have limited experience producing and selling our HB LED and VCSEL products, and we may be unable to successfully market and sell these products. To market and sell our HB LED and VCSEL products, we will have to develop additional distribution channels. In addition, we must apply our proprietary VGF technique to new substrate products and successfully introduce and market new opto-electronic semiconductor devices, including LED and VCSEL products.

     IF WE DO NOT SUCCESSFULLY DEVELOP NEW PRODUCTS TO RESPOND TO RAPIDLY CHANGING CUSTOMER REQUIREMENTS, OUR ABILITY TO GENERATE SALES AND OBTAIN NEW CUSTOMERS MAY SUFFER.

     Our success depends on our ability to offer new products that incorporate leading technology and respond to technological advances. In addition, our new products must meet customer needs and compete effectively on quality, price and performance. The life cycles of our products are difficult to predict because the markets for our products are characterized by rapid technological change, changing customer needs and evolving industry standards. If our competitors introduce products employing new technologies, our existing products could become obsolete and unmarketable. If we fail to offer new products, we may not generate sufficient revenue to offset our development costs and other expenses or meet our customers' requirements. Other companies, including IBM, are actively developing substrate materials that could be used to manufacture devices that could provide the same high-performance, low-power capabilities as GaAs-based devices at competitive prices. If these substrate materials are successfully developed and semiconductor device manufacturers adopt them, demand for our GaAs substrates could decline and our revenue could suffer.

     The development of new products can be a highly complex process, and we may experience delays in developing and introducing new products. Any significant delays could cause us to fail to timely introduce and gain market acceptance of new products. Further, the costs involved in researching, developing and engineering new products could be greater than anticipated.

     OUR OPERATING RESULTS DEPEND IN LARGE PART ON FURTHER CUSTOMER ACCEPTANCE OF OUR EXISTING SUBSTRATE PRODUCTS AND ON OUR ABILITY TO DEVELOP NEW PRODUCTS BASED ON OUR CORE VGF TECHNOLOGY.

     A majority of GaAs substrates are manufactured from crystals grown using the traditional Liquid Encapsulated Czochralski, or LEC, or Horizontal-Bridgeman, or HB, techniques. In order to expand sales of our products, we must continue to promote our VGF technique as a preferred process for producing substrates, and we must offer products with superior prices and performance on a timely basis and in sufficient volumes. If we fail to gain increased market acceptance of our VGF technique, we may not achieve anticipated revenue growth.

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     INTENSE COMPETITION IN THE MARKETS FOR OUR PRODUCTS COULD PREVENT US FROM
     INCREASING REVENUE AND SUSTAINING PROFITABILITY.

     The markets for our products are intensely competitive. We face competition for our substrate products from other manufacturers of substrates, such as Freiberger, Hitachi Cable, Japan Energy, Litton Airtron and Sumitomo Electric and from semiconductor device manufacturers that produce substrates for their own use, and from companies, such as IBM, that are actively developing alternative materials to GaAs. We believe that at least one of our competitors has recently begun shipping GaAs substrates manufactured using a technique similar to our VGF technique. Other competitors may develop and begin using similar technology. If we are unable to compete effectively, our revenue may not increase and we may not continue to be profitable. We face many competitors that have a number of significant advantages over us, particularly in our compound semiconductor device products, including:

     - greater experience in the business;

     - more manufacturing experience;

     - broader name recognition; and

     - significantly greater financial, technical and marketing resources.

     Our competitors could develop new or enhanced products that are more effective than the products that we have developed or may develop. For example, some competitors in the HB LED market offer devices that are brighter than our HB LEDs. Some of our competitors may also develop technologies that enable the production of commercial products with characteristics similar to or better than ours, but at a lower cost.

     We expect the intensity of competition to increase in the future. Competitive pressures could reduce our market share, require us to reduce the prices of our products, affect our ability to recover costs or result in reduced gross margins.

     IF WE HAVE LOW PRODUCT YIELDS, THE SHIPMENT OF OUR PRODUCTS MAY BE DELAYED AND OUR OPERATING RESULTS MAY BE ADVERSELY IMPACTED.

     Our products are manufactured using complex technologies, and the number of usable substrates and devices we can produce can fluctuate as a result of many factors, including:

     - impurities in the materials used;

     - contamination of the manufacturing environment;

     - substrate breakage;

     - equipment failure, power outages or variations in the manufacturing process; and

     - performance of personnel involved in the manufacturing process.

     Because many of our manufacturing costs are fixed, our revenue could decline if our yields decrease. We have experienced product shipment delays and difficulties in achieving acceptable yields on both new and older products, and delays and poor yields have adversely affected our operating results. We may experience similar problems in the future and we cannot predict when they may occur or their severity. In addition, many of our manufacturing processes are new and are still being refined, which can result in lower yields, particularly as we focus on producing higher diameter substrates and new opto-electronic semiconductor devices. For example, we recently began manufacturing six-inch GaAs wafers and have also made substantial investments in equipment and facilities to manufacture blue, green and cyan HB LEDs. If we are unable to produce adequate quantities of our high-brightness LEDs and VCSELs, we may not be able to meet customer demand and our revenue may decrease.

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     DEMAND FOR OUR PRODUCTS MAY DECREASE IF OUR CUSTOMERS EXPERIENCE DIFFICULTY
     MANUFACTURING, MARKETING OR SELLING THEIR PRODUCTS.

     Our products are used as components in our customers' products. Accordingly, demand for our products is subject to factors affecting the ability of our customers to successfully introduce and market their products, including:

     - the competition our customers face in their particular industries;

     - the technical, manufacturing, sales and marketing and management capabilities of our customers;

     - the financial and other resources of our customers; and

     - the inability of our customers to sell their products if they infringe third party intellectual property rights.

     If demand for the products offered by our customers decreases, our customers may reduce purchases of our products.

     WE PURCHASE CRITICAL RAW MATERIALS FROM SINGLE OR LIMITED SOURCES, AND COULD LOSE SALES IF THESE SOURCES FAIL TO FILL OUR NEEDS.

     We depend on a limited number of suppliers for certain raw materials, components and equipment used in manufacturing our products, including key materials such as gallium, arsenic and quartz. We generally purchase these materials through standard purchase orders and not pursuant to long-term supply contracts and none of our suppliers guarantees supply of raw materials to us. If we lose any of our key suppliers, our manufacturing efforts could be significantly hampered and we could be prevented from timely producing and delivering products to our customers. We have experienced delays obtaining critical raw materials, including gallium, due to shortages of these materials. We may experience delays due to shortages of materials and may be unable to obtain an adequate supply of materials. These shortages and delays could result in higher materials costs and cause us to delay or reduce production of our products. If we have to delay or reduce production, we could fail to meet customer delivery schedules, and our revenue and operating results could suffer.

     IF WE FAIL TO COMPLY WITH ENVIRONMENTAL REGULATIONS, WE MAY BE SUBJECT TO SIGNIFICANT FINES OR CESSATION OF OUR OPERATIONS.

     We are subject to federal, state and local environmental laws and regulations. These laws, rules and regulations govern the use, storage, discharge and disposal of hazardous chemicals during manufacturing, research and development and sales demonstrations. If we fail to comply with applicable regulations, we could be subject to substantial liability for clean-up efforts, personal injury and fines or suspension or cessation of our operations. We are cooperating with the California Occupational Safety and Health Administration, or Cal-OSHA, in an investigation primarily regarding impermissible levels of potentially hazardous materials in certain areas of our manufacturing facility in Fremont, California. In May 2000, Cal-OSHA levied a fine against us in the amount of $313,655 for alleged health and safety violations. Although we are appealing the citations, and have put in place engineering, administrative and personnel protective equipment programs to address these issues, we may have to pay this fine, and further penalties, including criminal penalties, could be levied against us or our management. Our ability to expand or continue to operate our present locations could be restricted or we could be required to acquire costly remediation equipment or incur other significant expenses. In addition, existing or future changes in laws or regulations may require us to incur significant expenditures or liabilities, or may restrict our operations.

     THE LOSS OF ONE OR MORE OF OUR KEY SUBSTRATE CUSTOMERS WOULD SIGNIFICANTLY HURT OUR OPERATING RESULTS.

     A small number of substrate customers have historically accounted for a substantial portion of our total revenue. Our top five substrate customers accounted for 34.9% of our substrate revenue in 1997,

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39.5% of our substrate revenue in 1998, 34.3% of our substrate revenue in 1999 and 26.2% of our substrate revenue in the six months ended June 30, 2000. Our substrate revenue accounted for 58.5% of our total revenue in 1997, 70.4% of our total revenue in 1998, 69.6% in 1999, and 85.7% in the six months ended June 30, 2000. We expect that a significant portion of our future revenue will continue to be derived from a limited number of substrate customers. Our customers are not obligated to purchase a specified quantity of our products or to provide us with binding forecasts of product purchases. In addition, our customers may reduce, delay or cancel orders at any time without any significant penalty. If we lose a major customer or if a customer cancels, reduces or delays orders, our revenue would decline. In addition, customers that have accounted for significant revenue in the past may not continue to generate revenue for us in any future period.

     DEFECTS IN OUR PRODUCTS COULD DIMINISH DEMAND FOR OUR PRODUCTS.

     Our products are complex and may contain defects. In the past we have experienced quality control problems with some of our LED and consumer products, which caused customers to return products to us. If we continue to experience quality control problems, or experience these problems in our other products, customers may cancel or reduce orders or purchase products from our competitors. Defects in our products could cause us to incur higher manufacturing costs and suffer product returns and additional service expenses, all of which could adversely impact our operating results.

     We are also developing new products and product enhancements, including substrates and compound semiconductor device products. If our new products contain defects when released, our customers may be dissatisfied and we may suffer negative publicity or customer claims against us, lose sales or experience delays in market acceptance of our new products.

     CYCLICALITY IN THE SEMICONDUCTOR INDUSTRY COULD CAUSE OUR OPERATING RESULTS TO FLUCTUATE SIGNIFICANTLY.

     Our business depends in significant part upon manufacturers of semiconductor devices, as well as the current and anticipated market demand for such devices and the products using such devices. The semiconductor industry is highly cyclical. The industry has in the past, and will likely in the future, experience periods of oversupply that result in significantly reduced demand for semiconductor devices and components, including our products. When these periods occur, our operating results and financial condition are adversely affected.

     OUR SUBSTRATE AND OPTO-ELECTRONIC SEMICONDUCTOR DEVICE PRODUCTS HAVE A LONG SALES CYCLE THAT MAKES IT DIFFICULT TO PLAN OUR EXPENSES AND FORECAST OUR RESULTS.

     Customers typically place orders with us for our substrate and opto-electronic semiconductor device products three months to a year or more after our initial contact with them. The sale of our products may be subject to delays due to our customers' lengthy internal budgeting, approval and evaluation processes. During this time, we may incur substantial expenses and expend sales, marketing and management efforts while the customers evaluate our products. These expenditures may not result in sales of our products. If we do not achieve anticipated sales in a period as expected, we may experience an unplanned shortfall in our revenue. As a result, we may not be able to cover expenses, causing our operating results to vary. In addition, if a customer decides not to incorporate our products into its initial design, we may not have another opportunity to sell products to this customer for many months or even years. We anticipate that sales of any future substrate and opto-electronic semiconductor device products under development will also have lengthy sales cycles and will, therefore, be subject to risks substantially similar to those inherent in the lengthy sales cycle of our current substrate and opto-electronic semiconductor device products.

     IF WE FAIL TO MANAGE OUR POTENTIAL GROWTH, OUR OPERATIONS MAY BE DISRUPTED.

     We have experienced a period of rapid growth and expansion that has strained our management and other resources, and we expect this rapid growth to continue. Our acquisition of Lyte Optronics, together with expansion of our manufacturing capacity, has placed and continues to place a significant strain on our

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operations and management resources. If we fail to manage our growth effectively, our operations may be disrupted. To manage our growth effectively, we must implement additional and improved management information systems, further develop our operating, administrative, financial and accounting systems and controls, add experienced senior level managers, and maintain close coordination among our executive, engineering, accounting, marketing, sales and operations organizations.

     We will spend substantial sums to support our growth and may incur additional unexpected costs. Our systems, procedures or controls may not be adequate to support our operations, and we may be unable to expand quickly enough to exploit potential market opportunities. Our future operating results will also depend on expanding sales and marketing, research and development and administrative support. If we cannot attract qualified people or manage growth effectively, our business and operating results could be adversely affected.

     ANY FUTURE ACQUISITIONS MAY DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE OR DISTRACT MANAGEMENT ATTENTION.

     As part of our strategy, we may consider acquisitions of, or significant investments in, businesses that offer products, services and technologies complementary to ours, such as our acquisition of Lyte Optronics in May 1999. Acquisitions entail numerous risks, including:

     - we may have difficulty assimilating the operations, products and personnel of the acquired businesses;

     - our ongoing business may be disrupted;

     - we may incur unanticipated costs;

     - our management may be unable to manage the financial and strategic position of acquired or developed products, services and technologies;

     - we may be unable to maintain uniform standards, controls and procedures and policies; and

     - our relationships with employees and customers may be impaired as a result of any integration.

     For example, we incurred substantial costs in connection with our acquisition of Lyte Optronics, including the assumption of approximately $10.0 million of debt, much of which has been repaid or renegotiated, resulting in a decline of cash available. We incurred one-time charges and merger-related expenses of $2.8 million and an extraordinary item of $508,000 relating to the early extinguishment of debt in the quarter ended June 30, 1999 as a result of the acquisition. Ten percent of the shares issued to the Lyte Optronics' stockholders are held in escrow to satisfy any claims that we may bring under the acquisition agreement. We have filed certain claims under the agreement and expect that all of the shares held in escrow will be returned to us in satisfaction of these claims.

     To the extent that we issue shares of our stock or other rights to purchase stock in connection with any future acquisitions, dilution to our existing stockholders will result and our earnings per share may suffer. Any future acquisitions may not generate additional revenue or provide any benefit to our business.

     IF ANY OF OUR FACILITIES IS DAMAGED, WE MAY NOT BE ABLE TO MANUFACTURE OUR PRODUCTS.

     The ongoing operation of our manufacturing and production facilities in California and China is critical to our ability to meet demand for our products. If we are not able to use all or a significant portion of our facilities for prolonged periods for any reason, we will not be able to manufacture products for our customers. For example, a natural disaster, fire or explosion caused by our use of combustible chemicals and high temperatures during our manufacturing processes would render some or all of our facilities inoperable for an indefinite period of time. Actions outside of our control, such as earthquakes, could also damage our facilities, rendering them inoperable. All of our crystal growth is currently performed at our Fremont, California facilities, which are located very near to an active seismic fault line. If we are unable to operate our facilities and manufacture our products, we will lose customers and revenue and our business will be harmed.

     IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO HIRE ADDITIONAL QUALIFIED PERSONNEL AS NECESSARY, WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR BUSINESS OR ACHIEVE OUR OBJECTIVES.

     Our success depends upon the continued service of Morris S. Young, Ph.D., our president, chairman of the board and chief executive officer, as well as other key management and technical personnel. We do not have long-term employment contracts with, or key person life insurance on, any of our key personnel. In addition, we have only recently hired our chief financial officer, and need to retain senior marketing personnel, particularly for our new opto-electronic semiconductor device products.

     We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, finance and manufacturing personnel. The competition for these employees is intense, especially in Silicon Valley, and we cannot assure you that we will be successful in attracting and retaining new personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers, could make it difficult for us to manage our business and meet key objectives, including the timely introduction of new products.

     IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WE MAY LOSE VALUABLE ASSETS OR INCUR COSTLY LITIGATION.

     We rely on a combination of patents, copyrights, trademark and trade secret laws, non-disclosure agreements and other intellectual property protection methods to protect our proprietary technology. However, we believe that, due to the rapid pace of technological innovation in the markets for our products, our ability to establish and maintain a position of technology leadership also depends on the skills of our development personnel.

     Despite our efforts to protect our intellectual property, a third party could develop products or processes similar to ours. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around our patents. We believe that at least one of our competitors has begun to ship GaAs substrates produced using a process similar to our VGF technique. Our competitors may also develop and patent improvements to the VGF, LED and VCSEL technologies upon which we rely, and thus may limit any exclusivity we enjoy by virtue of our patents.

     It is possible that pending or future United States or foreign patent applications made by us will not be approved, that our issued patents will not protect our intellectual property, or that third parties will challenge the ownership rights or the validity of our patents. In addition, the laws of some foreign countries may not protect our proprietary rights to as great an extent as do the laws of the United States and it may be more difficult to monitor the use of our intellectual property. Our competitors may be able to legitimately ascertain non-patented proprietary technology embedded in our systems. If this occurs, we may not be able to prevent the development of technology substantially similar to ours.

     We may have to resort to costly litigation to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine their scope, validity or enforceability. Enforcing or defending our proprietary technology is expensive, could cause us to divert resources and may not prove successful. Our protective measures may prove inadequate to protect our proprietary rights, and if we fail to enforce or protect our rights, we could lose valuable assets.

     WE MIGHT FACE INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT MAY BE COSTLY TO RESOLVE AND COULD DIVERT MANAGEMENT ATTENTION.

     Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology necessary to our business. The markets in which we compete are comprised of competitors who in some cases hold substantial patent portfolios covering aspects of products that could be similar to ours. We could become subject to claims that we are infringing patent, trademark, copyright or other proprietary rights of others. Litigation to determine the validity of alleged claims could be time-consuming and result in significant expense to us and divert the efforts of our technical and management personnel, whether or not the litigation is ultimately determined in our favor. If a lawsuit is decided against us, we could be subject to significant liabilities, requiring us to seek costly licenses or preventing us from manufacturing and selling our products. We may not be able to obtain required licensing agreements on terms acceptable to us or at all.

     RISKS RELATED TO OUR INTERNATIONAL OPERATIONS

     WE DERIVE A SIGNIFICANT PORTION OF OUR REVENUE FROM INTERNATIONAL SALES, AND OUR ABILITY TO SUSTAIN AND INCREASE OUR INTERNATIONAL SALES INVOLVES SIGNIFICANT RISKS.

     Our revenue growth depends in part on the expansion of our international sales and operations. International sales represented 29.2% of our total revenue for 1997, 31.7% for 1998, 48.5% for 1999 and 47.3% for the six months ended June 30, 2000. We expect that sales to customers outside the U.S. will continue to represent a significant portion of our revenue.

     Our dependence on international sales involves a number of risks, including:

     - changes in tariffs, import restrictions and other trade barriers;

     - unexpected changes in regulatory requirements;

     - longer periods to collect accounts receivable;

     - changes in export license requirements;

     - political and economic instability;

     - unexpected changes in diplomatic and trade relationships; and

     - foreign exchange rate fluctuations.

     Our sales are denominated in U.S. dollars, except for sales to our Japanese and some Taiwanese customers, which are denominated in Japanese yen. Thus, increases in the value of the U.S. dollar could increase the price of our products in non-U.S. markets and make our products more expensive than competitors' products in these markets. Also, denominating some sales in Japanese yen subjects us to fluctuations in the exchange rates between the U.S. dollar and the Japanese yen. The functional currencies of our Japanese and Chinese subsidiaries are the local currencies. We incur transaction gains or losses resulting from consolidation of expenses incurred in local currencies for these subsidiaries, as well as in translation of the assets and liabilities of these assets at each balance sheet date. If we do not effectively manage the risks associated with international sales, our revenue and financial condition could be adversely affected.

     IF OUR EXPANSION IN CHINA IS MORE COSTLY THAN WE EXPECT, OUR OPERATING RESULTS WILL SUFFER.

     As part of our planned expansion of our manufacturing capacity, we are building new facilities and expanding existing facilities in China. If we are unable to build and expand our Chinese facilities in a timely manner, we may not be able to increase production of our products and increase revenue as planned. If our expansion in China proves more costly than we anticipate or we incur greater ongoing costs than we expect, our operating results would be adversely affected. If we do not realize expected cost savings once our expansion is complete in China, our margins may be negatively impacted and our operating results may suffer.

     CHANGES IN CHINA'S POLITICAL, SOCIAL AND ECONOMIC ENVIRONMENT MAY AFFECT OUR FINANCIAL PERFORMANCE.

     Our financial performance may be affected by changes in China's political, social and economic environment. The role of the Chinese central and local governments in the Chinese economy is significant. Chinese policies toward economic liberalization, and laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters could change, resulting in greater restrictions on our ability to do business and operate our manufacturing facilities in China. Any imposition of surcharges or any increase in Chinese tax rates could hurt our operating results. The Chinese government could revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the government of China were to take any of these actions, we would be prevented from conducting all or part of our business. Any failure on our part to comply with governmental regulations could result in the loss of our ability to manufacture our products in China.

     China has from time to time experienced instances of civil unrest and hostilities. Confrontations have occurred between the military and civilians. Events of this nature could influence the Chinese economy, result in nationalization of foreign-owned operations such as ours, and could negatively affect our ability to operate our facilities in China.

     RISKS RELATED TO THE OFFERING

     OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

     Our stock price has fluctuated significantly since we began trading on the Nasdaq National Market. For the 12 months ended October 4, 2000, the high and low sales prices of our common stock were $47.00 and $12.063. A number of factors could cause the price of our common stock to continue to fluctuate substantially, including:

     - actual or anticipated fluctuations in our quarterly or annual operating results;

     - changes in expectations about our future financial performance or changes in financial estimates of securities analysts;

     - announcements of technological innovations by us or our competitors;

     - new product introduction by us or our competitors;

     - large customer orders or order cancellations; and

     - the operating and stock price performance of comparable companies.

     In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

     WE MAY NEED ADDITIONAL CAPITAL TO FUND EXPANSION OF OUR MANUFACTURING CAPACITY AND OUR FUTURE OPERATIONS, WHICH MAY NOT BE AVAILABLE.

     We may need capital in addition to the net proceeds of this offering to fund expansion of our manufacturing and production capacity and our future operations or acquisitions. If we raise additional capital through the sale of equity or debt securities, the issuance of such securities could result in dilution to existing stockholders. These securities could have rights, preferences and privileges that are senior to those of holders of our common stock. For example, in December 1998 we issued debt securities for the purchase and improvement of our facilities in Fremont, California.

     If we require additional capital in the future, it might not be available on acceptable terms, or at all. If we are unable to obtain additional capital when needed, we may be required to reduce the scope of our planned expansion of our manufacturing capacity or of our product development and marketing efforts, which could adversely affect our business and operating results.

     PROVISIONS IN OUR CHARTER, BYLAWS OR DELAWARE LAW MAY DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY.

     Provisions in our amended and restated certificate of incorporation and bylaws may have the effect of delaying or preventing a merger, acquisition or change of control of us, or changes in our management. These provisions include:

     - the division of our board of directors into three separate classes, each with three year terms;

     - the right of our board to elect a director to fill a space created by a board vacancy or the expansion of the board;

     - the ability of our board to alter our bylaws;

     - the ability of our board to authorize the issuance of up to 2,000,000 shares of blank check preferred stock; and

     - the requirement that only our board or the holders of at least 10% of our outstanding shares may call a special meeting of our stockholders.

     Furthermore, because we are incorporated in Delaware, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. These provisions prohibit large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless:

     - 66 2/3% of the shares of voting stock not owned by these large stockholders approve the merger or combination, or

     - the board of directors approves the merger or combination or the transaction which resulted in the large stockholder owning 15% or more of our outstanding voting stock.

                                USE OF PROCEEDS

     AXT will not receive any proceeds from the sale of common stock by the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."

                              SELLING STOCKHOLDERS

     A total of 234,155 shares of common stock are being registered in this offering for the account of the selling stockholders. All of the selling stockholders acquired the shares of common stock as part of a private placement completed in July 2000. These shares are being registered under registration rights granted as part of the original issuance of these securities. The following table sets forth information known to us with respect to the selling stockholders for whom we are registering the shares for resale to the public. The shares being registered under the registration statement of which this prospectus is a part will be sold, if at all, by the selling stockholders listed below. Each of these selling stockholders own less than one percent of our outstanding common stock.

                                          NUMBER OF SHARES         NUMBER OF      SHARES BENEFICIALLY
                                         BENEFICIALLY OWNED     SHARES THAT MAY       OWNED AFTER
     NAME OF SELLING STOCKHOLDERS       PRIOR TO THE OFFERING       BE SOLD          THE OFFERING
     ----------------------------       ---------------------   ---------------   -------------------
Jui-Wen Wang..........................          5,500                5,500                   0
The Amalom Co., Ltd...................         44,000               44,000                   0
Su-Chang Hsieh........................         42,815               41,315               1,500
Jeng-Cheng Lin........................          5,500                5,500                   0
Teh-Chien Ou..........................          5,500                5,500                   0
Yu-Chen Chen..........................         19,200               19,200                   0
Yu-Lien Yen...........................          4,400                4,400                   0
Yen Yung Chuan Yang...................         22,000               22,000                   0
Li-Chen Chiang........................         11,000               11,000                   0

                              PLAN OF DISTRIBUTION

     We have been advised by the selling stockholders that they may sell all or a portion of their shares of common stock. The selling stockholders plan to sell on the Nasdaq National Market, or otherwise. The selling stockholders may sell their shares at prices and on terms prevailing at the time of sale, at prices related to the then current market price, or in negotiated transactions. The selling stockholders may sell one or more of the following methods:

     - block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

     - on over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     - privately negotiated transactions.

     There is no assurance that selling stockholders will offer or sell any or all of their shares of common stock registered under this prospectus.

     In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. We will pay all expenses incident to the offering and sale to the public of shares by the selling stockholders. We will not pay underwriting commissions or similar charges and legal fees and disbursements of counsel for the selling stockholders.

     We agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

     - such time as each of the selling stockholders may sell all of the shares held by him, her or it without registration pursuant to Rule 144 under the Securities Act within a three-month period;

     - such time as all of the shares have been sold by the selling stockholders; or

     - July 18, 2001 (one year following the date we closed the private placement).

     We intend to de-register any of the shares not sold by the selling stockholders at the end of such period. At such time, however, any unsold shares may be freely tradeable subject to compliance with Rule 144 of the Securities Act.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for AXT by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 and for each of the three years ended December 31, 1999, except as they relate to Lyte Optronics, Inc. as of December 31, 1998 and for the two years in the period then ended, have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Lyte Optronics, Inc. as of December 31, 1998 and for the two years in the period then ended, by Arthur Andersen LLP, independent accountants, whose report thereon appears therein. Such consolidated financial statements have been so included in reliance on the reports of such independent accountants given on the authority of said firms as experts in auditing and accounting.

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